Exhibit 99.1

Freeline Reports Positive Initial Clinical Data from First Cohort of Phase 1/2 GALILEO-1 Trial of FLT201, Its Novel Gene Therapy Candidate, in Gaucher Disease

Robust increases of up to 700-fold over baseline in plasma GCase enzyme activity in first two patients treated with FLT201

Normalization of leukocyte GCase in both patients demonstrates cellular uptake from plasma

FLT201 has been well tolerated, with no serious adverse events

Company to host conference call today at 8 a.m. ET

LONDON, October 4, 2023 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today reported positive initial safety, tolerability and enzyme activity data from the ongoing Phase 1/2 GALILEO-1 trial evaluating FLT201, its adeno-associated virus (AAV) gene therapy candidate, in Gaucher disease. Gaucher disease is a debilitating genetic disorder in which a deficiency of the GCase enzyme leads to a buildup of harmful substrates, causing symptoms including enlarged spleen and liver, low blood counts, bone pain and reduced lung function. In addition to demonstrating a favorable safety and tolerability profile, data from the first two patients in GALILEO-1 show that a single infusion of FLT201 led to several hundred-fold increases in GCase activity in plasma and normalization of GCase activity in leukocytes.

"These initial clinical data are very compelling,” said Pilar Giraldo, M.D., Ph.D., hematologist at the Spanish Foundation for the Study and Therapy of Gaucher Disease, Quirónsalud Hospital – Zaragoza, and an investigator in the GALILEO-1 trial. “While existing therapies have had a significant impact on the disease, many patients continue to experience symptoms and current therapies come with a heavy lifelong treatment burden. People with Gaucher disease deserve better treatment options. FLT201 represents a promising new approach as a one-time investigational gene therapy, and based on the emerging clinical data, I am excited about its potential.”

“FLT201 is a highly differentiated gene therapy candidate for Gaucher disease with the opportunity to provide better outcomes for patients, while dramatically reducing the burden that comes with existing therapies,” said Pamela Foulds, M.D., Freeline’s Chief Medical Officer. “The magnitude of the increases in plasma GCase activity in the first two patients treated with FLT201, together with the normalization of GCase activity in cells, further strengthen our belief in its therapeutic potential. Given the strong response and clean safety and tolerability to date, we have decided to treat a third patient at this dose rather than a higher dose as initially planned.”

“Our goal at Freeline is to unlock the true potential of gene therapy by optimizing every component of our product candidates,” said Michael Parini, Freeline’s Chief Executive Officer. “FLT201 exemplifies that approach. It leverages our proprietary capsid designed to deliver high expression at low doses and our novel GCase variant engineered to overcome the short half-life of wildtype GCase. Our preclinical data for FLT201 show robust increases in plasma GCase, which is then taken up by disease-affected tissues, clearing harmful substrate more effectively than the existing standard-of-care. These clinical data show the preclinical data are starting to translate, and we are committed to expeditiously advancing FLT201.”

Positive Initial Clinical Data for FLT201

The data reported today include assessments of safety, tolerability and GCase activity from the first two patients in GALILEO-1, which is a first-in-human, international, multicenter Phase 1/2 dose-finding study in people with Gaucher disease Type 1. Both patients were treated with a dose of 4.5x1011 vg/kg and have successfully come off their prior therapies.

As of the September 27 data cutoff, the data demonstrated:

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Favorable safety and tolerability, with no infusion reactions and no serious adverse events as of 13 weeks post-dosing for patient 1 and six weeks post-dosing for patient 2. All treatment-related adverse events were Grade 1 and resolved without intervention.

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No elevations in liver transaminase levels during the same time periods. Alanine-transaminase (ALT) and aspartate-transaminase (AST) levels remained in the normal range in both patients.

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Robust increases in plasma GCase levels. Patient 1 showed a nearly 700-fold increase over baseline to more than 70 μmol/L/h as of 12 weeks post-dosing. Patient 2 showed a similarly robust response, with a greater than 300-fold increase over baseline to approximately 30 μmol/L/h as of four weeks post-dosing. Normal plasma GCase levels range from 0.3 to 1.2 μmol/L/h (mean: 0.58 μmol/L/h).

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Normalization of leukocyte GCase activity, demonstrating cellular uptake of GCase from the plasma. Leukocyte GCase activity reached normal levels in patient 1 within four weeks of dosing and remained normal as of the last measurement. Similarly, leukocyte GCase activity in patient 2 reached normal levels within four weeks of dosing. Leukocytes are validated markers for broad cellular uptake in Gaucher disease.
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Both patients had normal hemoglobin levels at baseline and have remained in the normal range at each weekly assessment, including those taken after coming off enzyme replacement therapy or substrate replacement therapy.

Given the compelling safety profile and robust enzyme activity at the 4.5x1011 vg/kg dose, a third patient has been scheduled for dosing in this first cohort to gather additional data before deciding whether to continue at the current dose or explore a higher dose. Three additional study patients have been identified and are in the process of being scheduled for dosing.

Webcast/Conference Call Information

Freeline Therapeutics will host a webcast presentation at 8 a.m. ET today to discuss these initial clinical data for FLT201 in Gaucher disease.

A live webcast of the event will be available on the Investors section of Freeline’s website at www.freeline.life. Participants may access the event by registering here. While not required, it is recommended that participants join 10 minutes prior to the scheduled start. An archived replay will be available on Freeline’s website for at least 90 days.

About Gaucher Disease

Gaucher disease is caused by a mutation in the GBA1 gene that results in abnormally low levels of glucocerebrosidase (GCase), an enzyme needed to metabolize a certain type of lipid. As a result, harmful substrates glucosylceramide (Gb-1) and glucosylsphingosine (lyso-Gb1) build up in cells that then accumulate in various organs, causing inflammation and dysfunction. Gaucher disease is hereditary and presents in various subtypes. Freeline is currently focused on Gaucher disease Type 1, the most common form of the disease, which affects the health of the spleen, liver, bone and lung. Despite treatment with existing therapies, many people with Gaucher disease continue to experience symptoms and disease progression. Gaucher disease affects approximately 18,000 people in the United States, United Kingdom, France, Germany, Spain, Italy and Israel.

About FLT201

FLT201 is an adeno-associated virus (AAV) gene therapy candidate that is currently being investigated in the Phase 1/2 GALILEO-1 clinical trial in adults with Gaucher disease Type 1. FLT201 is designed to generate durable increases in glucocerebrosidase (GCase) and reduce the accumulation of harmful substrates, with the aim of providing a one-time treatment that can stop disease progression, improve outcomes, and free people from lifelong treatment. FLT201 uses Freeline’s proprietary AAVS3 capsid to introduce a novel transgene into liver cells to produce a rationally engineered GCase variant. In preclinical studies, the GCase variant has demonstrated a greater than 20-fold increase in half-life at lysosomal pH conditions compared to wildtype human GCase. Preclinically, FLT201 has shown robust GCase expression, leading to significant GCase uptake and substrate reduction in key tissues. For more information about the GALILEO-1 trial, please visit clinicaltrials.gov (NCT05324943).

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. The company is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1/2 clinical trial in people with Gaucher disease type 1. Freeline has additional programs in research, including one focused on GBA1-linked Parkinson’s disease that leverages the same novel transgene as FLT201. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding FLT201’s potential to provide better outcomes for patients while dramatically reducing the burden that comes with existing therapies, that the preclinical data regarding FLT201 are starting to translate into clinical data and that a third patient has been scheduled for dosing and three additional study patients are in the process of being scheduled for dosing are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline in light of management’s substantial doubt regarding the Company’s ability to continue as a going concern for at least 12 months from the issuance date of its most recent quarterly financial statements; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing history, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media and Investor Contact:

Naomi Aoki
naomi.aoki@freeline.life
Senior Vice President, Head of Investor Relations & Corporate Communications
+ 1 617 283 4298